Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

January 8, 2018

VIA EMAIL & EDGAR

Irene Barberena-Meissner

United States Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nebula Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 (Registration No. 333- 222137)

Dear Ms. Barberena-Meissner:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for themselves and as representatives of the other underwriters, hereby join the request of Nebula Acquisition Corporation that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on January 9 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 2, 2018:

(i)	Dates of distribution: January 3, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 2

(iii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 150

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN SACHS & CO. LLC

Acting severally on behalf of themselves and the
several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Francis Windals
Name: Francis Windals
Title: Managing Director

By:	/s/ Ben Darsney
Name: Ben Darnsey
Title: Director

Goldman Sachs & Co. LLC

By:	/s/ David McDonald
Name: David McDonald
Title: Managing Director

[Signature Page to Acceleration Request Letter]